2003 Annual Report



Bright Horizons
FAMILY SOLUTIONS®

(AMOUNTS IN THOUSANDS EXCEPT PER SHARE AND CENTER INFORMATION)

OPERATING RESULTS	2003	2002	2001	2000	1999
Revenue	**$ 472,756**	$ 407,532	$ 345,862	$ 291,143	$ 243,290
Income from operations	**34,583**	26,249	20,021	16,446	12,843
Net income	**20,014**	15,319	11,527	9,212	7,927
Diluted earnings per share	**1.50**	1.18	0.90	0.74	0.63
Centers at year end	**509**	465	390	345	300

Net income includes non-recurring items of $704 ($412 after tax) in 2000.



Revenue
($ IN MILLIONS)
72.8
07.5
45.9
91.1
43.3
Net Income
($ IN MILLIONS)
20.0
5.3
.5
9.2
.9
Number of Centers
509
465
390
345
300
99 00 01 02 03



Dear Friend of Bright Horizons:

A compelling story needs colorful characters who stay with us long after the tale is told. Add a vibrant setting in which extraordinary activities take place, and the story begins to captivate. Now include a transformation or two, and the story can have an enduring impact.

At Bright Horizons Family Solutions early care and education centers, thousands of these stories happen each and every day. A teacher helps a 2-year-old discover a new favorite book. Preschoolers dream up a puppet show that they perform for families and friends using their handmade marionettes. Summer campers on a field trip find out that dolphins can "talk," while school-agers explore the physics of sound waves.

If these are the short stories that make up a child's day, there are also the larger life stories that are just beginning to unfold. As supporting characters in these children's lives, we at Bright Horizons have the opportunity — and the obligation — to make a real difference; to accompany the children and their families as they begin to discover who they are and who they might become; to create the settings that inspire and motivate, teach, and stimulate.





By partnering with employers to provide child care and other work/life programs for parents and family members, who are the main characters in the children's stories, we help organizations achieve strategic business goals while enabling parents to thrive personally and professionally.

2003 has been a story of growth, not just for the children we serve, but for Bright Horizons as well. We opened 60 new child care centers in partnership with some of the world's finest employers, and we now serve more than 60,000 children and families across the United States and in the UK, Ireland, and Canada. We deepened our commitment to elementary education and expanded our leadership position in back-up child care. Our talented team of professionals has continued to execute on our plan to achieve consistent earnings growth, yielding positive returns for our shareholders. Most important, we are proud to continue to reach new heights while enhancing the quality of our programs and services. In more than 500 early care and education centers, in summer camps, and in school-age programs, we measure our ultimate success by our ability to make a lasting difference for each of the employers, families, and children whom we serve.

The children's stories are just beginning: Our responsibility at Bright Horizons is to help set them on a path that will lead to success in school and beyond. Each of their stories will be unique, with countless new chapters to come. There will be tales of inventive scientists, budding young artists, successful entrepreneurs, and dedicated community leaders. However their stories develop, we hope to help lay the foundation for children to become curious, confident, compassionate people...so, just as the characters in their favorite stories, they too might live happily ever after.

David Lissy
Chief Executive Officer

Mary Ann Tocio
President and
Chief Operating Officer



The collaboration between faculty and families is a critical piece of our educational philosophy. Together, we help set children on their journey of lifelong learning. In 2003, we continued to develop our partnerships with families in a variety of ways.

The Bright Horizons Growing Readers program, created to make visible our commitment to early language development, expanded to include two new features: Bright Horizons Books of Excellence and the *Growing Readers Quarterly*, providing parents with a variety of tools to encourage reading and other language-oriented pursuits at home. Our Growing Readers Web site is a vibrant resource, sharing information on great books and early reading.



A second parent resource that blossomed in 2003 was *e-family news*, a weekly electronic newsletter written by our early education experts, providing parenting advice, resources, and other useful information for working families. With topics ranging from packing nutritious lunches for children to how to reduce holiday stress, *e-family news* reached more than 30,000 parents each week throughout the year.

Our partnership with parents permeates our curriculum development and individualized child planning. For example, *The World at Their Fingertips* portfolio documents each child's developmental journey, beginning at enrollment and continuing throughout the child's life at the center. This tool is a collection of observations, work samples, pictures, and anecdotes that detail the child's experience and is an integral part of the tracking development process. A critical component of the *World* portfolio is the Child Observation Record, which documents children's development from infancy through kindergarten. In addition, Bright Horizons EarlyLearner.net is an online child development support service that allows parents and teachers to map the child's growth and record experiences together. Through our partnership with parents, we are privileged to help children discover the world.



Daffodil, Dog, Drum,
Dishwasher, Discover.
This week, the letter "D."
Ryan's project is, together
with his parents, to cut from
newspapers and magazines
any words that begin with
"D." At the end of the week,
Ryan's teacher helps him
and his classmates
create a story using many
of the "D" words. That
becomes one chapter in
"The Alphabet Book,"
published by the class
at the end of the year.
Week to week, all year long,
students make the leap
from letters to words and
words to stories, through fun,
family-oriented activities.

As Citibank Assistant Vice President Grace Faubion-Schaar drives into the company parking lot in San Antonio, Texas, she mentally prepares for her 9:00 a.m. presentation. In the backseat, her daughter, 18-month-old Isabella, is filled with excitement in anticipation of the musical performer scheduled to arrive later that morning at the brand new 36,000 square foot center nestled in the Citibank complex. With 27 classrooms, an outdoor nature trail, and seven playgrounds, the center is truly state of the art. In addition, the center holds the distinctions of being Bright Horizons' 500th early care and education center and the eighth managed for Citigroup. The center is a wonderful child care solution for Grace, a world filled with laughter and learning for Isabella, and an integral component of Citibank's recruitment and retention strategy.



"The high-quality work-site child care supplied by Bright Horizons has provided a measurable positive impact on absenteeism and turnover...We consider this an important part of our benefit toolbox that affects the long-term loyalty of the employee and our bottom line."

RAY BERGMAN
CITI CARDS SENIOR VICE PRESIDENT
OF HUMAN RESOURCES

Chapter Two

Grow Together

At Bright Horizons, growth is all about impact; it's about having the opportunity to make a difference in more people's lives — one child, one family, one client, and one teacher at a time.

In 2003, we opened 60 early care and education centers for organizations as diverse as AstraZeneca, Georgia Tech, ICOS, the LPGA Tour, and Memorial Sloan-Kettering Cancer Center. From Connecticut to California, Detroit to Dublin, we expanded our horizons to reach new communities and establish significant client relationships. In the UK we were awarded contracts to manage two nurseries for The University of Cambridge and The Robert Gordon University. At the same time, we were pleased to welcome to our family Brookfield Academy, a group of four elementary-school campuses in Michigan, and Marin Day Schools, a network of 20 high-quality child care programs in the San Francisco Bay area.



Our partnerships with employers continue to help clients reach strategic objectives such as recruiting and retaining skilled employees, reducing absenteeism, increasing productivity, and becoming employers of choice. In 2003 the Bright Horizons Consulting Practice conducted an investment impact study, which showed that employer-sponsored child care has a significant impact on an employer's bottom line. The results showed that nearly half of the employees who might have otherwise left their organizations were retained due to the work-site child care center, resulting in a $3.4 million aggregate cost savings across the eight participating organizations.

We continue to seek new ways to provide valuable services to our clients as we grow together. The delivery of Solutions Online, our free Web-based work/life resource center for clients, provides a variety of work/life information. In addition, in 2003 Bright Horizons Chairman and Founder Linda Mason visited more than a dozen clients to conduct workshops based on her book, *The Working Mother's Guide to Life* (Random House, 2002). Employees of Bright Horizons clients such as Abbott Laboratories, Cisco Systems, IBM, J.C. Penney, Staples, and Starbucks met with Linda to share strategies and gain insight into balancing their parenting and professional responsibilities.

WE ARE PROUD OF OUR 98% CLIENT SATISFACTION RATING AND 99% CLIENT RETENTION RATE.

IN 2003, BRIGHT HORIZONS WAS RECOGNIZED FOR THE FIFTH TIME BY *FORTUNE* MAGAZINE AS ONE OF THE "100 BEST COMPANIES TO WORK FOR IN AMERICA."

Every day, more than 15,000 Bright Horizons employees help start children on their path of exploration, discovery, and growth.

It is our hope and intention that as our employees contribute so much to the growth and development of the children in their care, we can encourage and inspire the growth and development of our employees. With that in mind, we have made a commitment to succession planning, identifying promising teachers and trainers, architects and accountants, and the many others who make up the Bright Horizons community. As a result, we promoted more than 800 employees in 2003. At the same time, our focus on training opportunities and career development helped us to reduce turnover by 12 percent, resulting in the lowest turnover rate since we began tracking these figures seven years ago.



Another fundamental way in which we make Bright Horizons a great place to work is by cultivating a diverse community and culture that values and includes every individual and celebrates our differences. Our commitment to diversity is fundamental to supporting the success of our company. It helps us understand and respond to the challenges of our clients, the needs of the families we serve, and the evolving goals of our employees. To that end, our newly established Diversity Council met several times throughout 2003 to set strategy and determine direction for promoting diversity at all levels of the company.

2003 also saw the launch of our HEART principles — Honesty, Excellence, Accountability, Respect, and Teamwork. Our HEART principles are a guide to help us support one another and reflect the spirit of our company in the important work that we do each day. These principles formalize and reinforce the workplace tenets that have always been the lifeblood of our organization and make Bright Horizons a great place to work. They shape all our interactions with coworkers, clients, families, and the children whom we serve. Bright Horizons faculty are on the frontlines each day, building critical relationships with children and families. It is, therefore, our goal to help them reach for the stars as they pursue their passion for early education.



In 1993, Carolyn Thomas went back to school to pursue a career in early childhood education. In order to support her two teenage children, Carolyn took a position as a part-time toddler teacher at the Bright Horizons-managed child care center at Baptist Hospital, a member of Saint Thomas Health Services in Nashville, Tennessee. She and the toddlers with whom she began working graduated at the same time — Carolyn from college and the children from the center. Today, 10 years later, Carolyn is the proud Director of the Baptist Hospital Child Care Center and an integral part of Bright Horizons' leadership team.

Make A Difference

The Bright Spaces program has provided thousands of children with stimulating places to play — spaces within homeless shelters where children can be children, where they can imagine, explore, and discover.

In 2003, Bright Horizons opened 14 new Bright Spaces in partnership with clients such as Bristol-Myers Squibb, Dollar General, and Wachovia. In a special partnership with the Mayor's Office of Nashville, Tennessee (Mayor Purcell pictured right); Centennial Medical Center; St. Thomas Health Systems; and Nashville's Metropolitan Development and Housing Agency, we opened five Bright Spaces in Nashville homeless shelters. We are excited to have 40 more Bright Spaces in development.



The Bright Spaces program is just one facet of the Bright Horizons Foundation for Children, which begins with the premise that all children, including those who are homeless, need opportunities to play and learn. The Foundation is committed to improving the quality of life for children at risk.

To recognize the causes that matter to our employees, the Foundation provides grants to agencies where our employees volunteer, recognizes outstanding volunteers with internal awards, and helps design volunteer opportunities for teachers who want to connect with their communities.

Individual Bright Horizons centers also regularly take part in local community efforts to raise money or make a difference in other ways for local causes. In 2003, for example, faculty from the Reebok Child Care Center in Canton, Massachusetts walked 23 hours to raise thousands of dollars for the American Cancer Society; The South Bay Children's Center in El Segundo, California held a trike-a-thon to raise $3,700 for St. Jude's Children's Research Hospital; and, with a singular commitment, ProKids Center Acting Director Jennifer Ogden in Louisville, Kentucky agreed to dye her hair hot pink if the center raised at least $1,000 for the Making Strides Against Breast Cancer Walk. The center raised $1,800, and — true to her promise — Jennifer completed the walk with hot pink hair.

2003 Selected Financial and Operating Data

The following financial information has been compiled from the consolidated financial statements of Bright Horizons Family Solutions, Inc. which combine financial position and operating results as of and for the years ended December 31:

	2003	2002	2001	2000[1]	1999
Statement of income data					
(in thousands, except per share amounts)					
Revenue	$ 472,756	$ 407,532	$ 345,862	$ 291,143	$ 243,290
Amortization[2]	548	377	2,213	1,904	913
Income from operations	34,583	26,249	20,021	16,446	12,843
Income before taxes	34,645	26,273	19,936	15,772	13,558
Net income	20,014	15,319	11,527	9,212	7,927
Diluted earnings per share	$ 1.50	$ 1.18	$ 0.90	$ 0.74	$ 0.63
Weighted average diluted shares outstanding	13,373	13,025	12,798	12,522	12,586
Financial position at year end					
(in thousands, except per share amounts)					
Working (deficit) capital	$ (2,269)	$ (8,725)	$ (3,547)	$ (6,265)	$ 3,342
Total assets	247,065	201,290	161,018	136,895	107,073
Long-term debt, including current maturities	2,661	542	890	581	687
Common stockholders' equity	145,506	109,627	89,417	75,283	62,286
Dividends per common share	—	—	—	—	—
Operating data at year end					
Early care and education centers managed	509	465	390	345	300
Licensed capacity	59,228	53,830	48,337	43,069	37,150

(1) The Company recognized a non-recurring charge of $704,000 ($412,000 after tax) in connection with a writedown in the value of certain equity investments made by the Company.

(2) The Company ceased amortizing goodwill and intangible assets with indefinite lives upon the adoption of SFAS No. 142 in 2002.

Common stock information

	2003		2002	
	Price Range of Common Stock			
	High	Low	High	Low
Fourth Quarter	$ 44.55	$ 36.63	$ 29.09	$ 24.05
Third Quarter	42.98	32.08	34.25	21.35
Second Quarter	34.00	27.76	34.02	26.52
First Quarter	30.25	23.35	30.00	25.80

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following section should be read in conjunction with the consolidated financial statements and the notes included elsewhere in this annual report. The matters discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements made that are not historical facts are forward-looking and are based on estimates, forecasts and assumptions involving risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. The risks and uncertainties referred to above include, but are not limited to, those described under "Cautionary Statement About Forward-Looking Information" and "Risk Factors" in the Company's fiscal 2003 Annual Report on Form 10-K.

EXECUTIVE SUMMARY AND GENERAL DISCUSSION

Bright Horizons Family Solutions, Inc., (the "Company" or "Bright Horizons"), is a leading provider of workplace services for employers and families, including early care and education and strategic work/life consulting. As of December 31, 2003, the Company managed 509 early care and education centers, with over 50 early care and education centers under development. The Company has the capacity to serve more than 59,200 children in 37 states, the District of Columbia, Canada, Ireland and the United Kingdom, and has partnerships with many leading employers, including 84 *Fortune 500* companies and 50 of *Working Mother* magazine's "100 Best Companies for Working Mothers" in 2003. The Company's United States centers average a capacity of 128 children per location or 55,700 in total capacity. In Europe and Canada, center capacity averages approximately 47 children per location or 3,500 in total capacity. At the end of 2003, 60% of the Company's centers were profit and loss (P&L) models and 40% were management (cost plus) models. The Company seeks to cluster centers in geographic areas to enhance operating efficiencies and to create a leading market presence.

The Company currently operates 435 early care and education centers in North America and 74 early care and education centers in the United Kingdom and Ireland. In 2000, the Company began operating in Europe through the acquisitions of Nurseryworks Limited, which operated nine child care centers in the greater London area, and Circle of Friends, based in Ireland, which operated two child care centers. The acquisitions of the Red Apple Nursery Group and Kinderquest Ltd. in 2002 collectively added 52 additional early care and education centers and solidified the Company's position as a leading provider of work-site child care in the United Kingdom. In 2001, the Company commenced operations in Canada upon the opening of an early care and education center in the Toronto area.

The Company operates centers for a diversified group of clients. At December 31, 2003, the Company's early care and education centers were affiliated with the following industries:

Industry Classification	Percentage of Centers
Consumer	8%
Financial Services	16%
Government	13%
Healthcare	10%
Higher Education	3%
Industrial/Manufacturing	6%
Office Park Consortiums and Other	28%
Pharmaceutical	6%
Technology	10%

Despite continued softness in the economy, the Company was able to continue its pattern of year over year growth in revenue and net income in 2003 by executing on its growth strategy to add centers for new and existing clients, to expand service offerings to clients, to pursue strategic acquisitions and to assume the management of existing child care centers. Several factors contributed to this performance. Over the past several years, the Company has focused its selling efforts on counter-cyclical industries, which include healthcare, higher education and governmental agencies. In addition, the Company has consistently been able to supplement organic growth through acquisitions and transitions of existing programs from clients or other providers. The enrollment and revenue generated from these programs is typically at levels comparable to a mature center. Barring any major changes in economic conditions, the Company is projecting continued revenue growth in 2004, primarily through the addition of new early care and education centers, although the opening of new centers is subject to a number of conditions and factors, including, among others, construction timing, sponsor needs and weather conditions.

Complementing the 16% revenue growth, the Company substantially improved both operating margins and net income in 2003. The improvement is due to the confluence of several factors. First, the Company has consistently been able to increase tuitions in advance of operating cost increases. Second, the improvement can be attributed to the contribution of transitions of management and acquisitions of new centers to the growth mix. These centers do not have the extended ramp-up period associated with newly established P&L model centers, which typically incur losses in the early stages of building enrollment. Third, the Company has been successful in managing its personnel costs without impacting the quality of care delivered. Lastly, the Company has continued to be able to leverage its overhead as a percentage of revenue. The improvements in operating margins were offset by losses in the Company's European operations, which were due to their early stage of development as well as investments in both infrastructure and the integration of the operations. The Company expects that with additional center growth and the continued ramp-up of enrollment in newer centers, its European operations will generate operating contribution in the next 18-24 months.

The Company believes that changing demographics of the workforce will drive employers to continue to make investments in work/life support benefits, such as work-site child care, in order to remain competitive over the long run. This trend, along with an under-supply of high-quality child care available to working parents and increasing awareness of the importance of early education, is expected to drive continued growth in the Company's early care and education business.

New Centers

In 2003, the Company added 60 early care and education centers with a net capacity of 5,400 children, 16 of which are operating under the P&L employer-sponsored model, 22 of which are operating under the P&L lease model and 22 of which are operating under the management (cost plus) model. Of these center additions, 27 were added through acquisition, 13 through transition from previous management, and 20 were new centers developed by Bright Horizons, generally in conjunction with a client. In the same period, the Company closed 16 centers that were either not meeting operating objectives or transitioned to other service providers. The Company currently has over 50 centers under development, scheduled to open over the next 12 to 24 months, and would expect to be operating over 550 centers at the end of 2004.

Center Economics

The Company's revenue is principally derived from the operation of early care and education centers, and to a lesser extent, other services including consulting services. Early care and education center revenues consist of parent fees for tuition, amounts paid by sponsors to subsidize parent fees, management fees paid by client sponsors and, to a lesser extent, payments from government agencies. Revenue growth has primarily resulted from the addition of new early care and education centers through internal growth and acquisitions, and to a lesser extent, due to increased enrollment and tuition, and expanded programs at existing centers. Parent fees comprise the largest component of a center's revenue and are billed on a monthly or weekly basis, and are generally payable in advance. The parent fees are typically comparable to or slightly higher than prevailing area market rates for tuition. Amounts paid by sponsor clients are payable monthly and may be dependent on a number of factors such as enrollment, the extent to which the sponsor wishes to subsidize parent fees, the quality enhancements a sponsor wishes to make in the operations of the center, and budgeted amounts. Management fees are generally fixed and payable monthly. Tuition, management fees, and fees for priority enrollment rights paid in advance are recorded as deferred revenue and are recognized as earned. Under each model type the Company retains responsibility for all aspects of operating the center including the hiring and paying of employees, contracting with vendors, purchasing supplies and collecting accounts receivable.

Although the specifics of Bright Horizons' contractual arrangements vary widely, they generally can be classified into two forms: (i) the management or cost plus model, where Bright Horizons manages a work-site early care and education center under a cost-plus agreement with a corporate sponsor, and (ii) the profit and loss ("P&L") model, where the Company assumes the financial risk of the center's operations. The profit and loss model center generally operates under two forms: employer-sponsored or lease, as more fully described below. Under each model type the Company retains responsibility for all aspects of operating the center, including the hiring and paying of employees, contracting with vendors, purchasing supplies and collecting accounts receivable.

The Management (Cost Plus) Model

Early care and education centers operating under management model contracts currently represent approximately 40% of Bright Horizons' early care and education centers. Under the management model, the Company receives a management fee from a corporate sponsor and an operating subsidy to supplement tuition received from parents within an agreed upon budget. The sponsor typically provides for the facility, pre-opening and start-up costs, capital equipment and facility maintenance. The management model enables the corporate sponsor to have a greater degree of control with respect to budgeting, spending and operations. Management contracts require the Company to satisfy certain periodic reporting requirements and generally range in length from one to five years, with some terminable by the sponsor without cause or financial penalty. The Company is responsible for maintenance of quality standards, recruitment of center directors and faculty, implementation of curricula and programs, and interaction with parents.

The Profit and Loss (P&L or Sponsor) Model

Centers operating under the P&L model currently represent approximately 60% of Bright Horizons' early care and education centers. Bright Horizons retains financial risk for P&L centers and is therefore subject to variability in financial performance due to fluctuating enrollment levels. The P&L model can be classified into two subcategories: (i) employer-sponsored, where Bright Horizons provides early care and educational services on a priority enrollment basis for employees of an employer sponsor(s), and (ii) lease model, where the Company may provide priority early care and education to the employees of multiple employers located within a real estate developer's property or the community at large.

Employer-Sponsored Model. The employer-sponsored model is typically characterized by a single employer (corporation, hospital, government agency or university), or a consortium of employers, entering into a contract with the Company to provide early care and education at a facility located in or near the sponsor's offices. The sponsor generally provides for the facilities or construction of the center, pre-opening expenses and assistance with start-up costs as well as capital equipment and initial supplies and, on an ongoing basis, may pay for maintenance and repairs. In some cases, the sponsor also provides tuition assistance to the employees and minimum enrollment guarantees to the Company. Children of the sponsor's employees typically are granted priority enrollment at the center. Operating contracts under the employer-sponsored model have terms that generally range from three to ten years, require ongoing reporting to the sponsor and, in some cases, limit annual tuition increases.

Lease Model. A lease model center is typically located in an office building or office park. The center serves as an amenity to the real estate developer's tenants, giving the developer an advantage in attracting quality tenants to its site. In addition, the Company may establish a center in instances where it has been unable to cultivate sponsorship, or sponsorship opportunities do not currently exist. In these instances, the Company will typically lease space in locations where experience and demographics indicate that demand for the Company's services exists. While the facility is open to general enrollment from the nearby community, the Company may also receive additional sponsorship opportunities from nearby employers wishing to provide child care benefits to their employees. Bright Horizons typically negotiates lease terms of 10 to 20 years, including the initial term and renewal options, and may receive discounted rent or tenant improvement allowances. Under the lease model, Bright Horizons typically operates its early care and education centers with few ongoing operating restrictions or reporting requirements.

Cost of services consists of direct expenses associated with the operation of early care and education centers and with the delivery of consulting services. Cost of services consists primarily of staff salaries, taxes and benefits; food costs; program supplies and materials; parent marketing; and occupancy costs. Personnel costs are the largest component of a center's operating costs, and comprise approximately 80% of a center's operating expenses. The Company is often responsible for additional costs in an employer-sponsored or lease model center that are often paid or provided directly by a client in centers operating under the management model, such as occupancy costs. As a result, personnel costs in centers operating under the employer-sponsored or lease models will often represent a smaller percentage of overall costs in early care and education centers when compared to the management model. Consulting cost of services are composed primarily of staff salaries, taxes and benefits; contract labor; and other direct operating expenses.

Selling, general and administrative expenses are composed primarily of salaries, taxes and benefits for non-center personnel, including corporate, regional and business development personnel; accounting, legal and public reporting compliance fees; information technology; occupancy costs for corporate and regional personnel; and other general corporate expenses.

In 2002, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets," which discontinued the amortization of goodwill and intangible assets with indefinite lives. In prior years, amortization expense had been recognized over the period benefited by goodwill and intangible assets. Under the provisions of SFAS No. 142, the Company is required to amortize those intangible assets, which have definite lives.

Seasonality

The Company's business is subject to seasonal and quarterly fluctuations. Demand for early care and education services has historically decreased during the summer months. During this season, families are often on vacation or have alternative child care arrangements. Demand for the Company's services generally increases in September upon the beginning of the new school year and remains relatively stable throughout the rest of the school year. Results of operations may also fluctuate from quarter to quarter as a result of, among other things, the performance of existing centers including enrollment and staffing fluctuations, the number and timing of new center openings and/or acquisitions, the length of time required for new centers to achieve profitability, center closings, refurbishment or relocation, the model mix (P&L vs. management) of new and existing centers, the timing and level of sponsorship payments, competitive factors and general economic conditions.

RESULTS OF OPERATIONS

The following table has been compiled from the Company's consolidated financial statements and sets forth statement of income data as a percentage of revenue for the years ended December 31, 2003, 2002, and 2001:

	2003	2002	2001
Revenue	**100.0%**	100.0%	100.0%
Cost of services	**84.7**	85.3	85.3
Gross profit	**15.3**	14.7	14.7
Selling, general and administrative	**7.9**	8.2	8.3
Amortization	**0.1**	0.1	0.6
Income from operations	**7.3**	6.4	5.8
Net interest income	—	—	—
Income before income taxes	**7.3**	6.4	5.8
Income tax expense	**3.1**	2.6	2.5
Net income	**4.2%**	3.8%	3.3%

COMPARISON OF RESULTS FOR THE YEAR ENDED DECEMBER 31, 2003, TO THE YEAR ENDED DECEMBER 31, 2002

Revenue

Revenue increased $65.3 million, or 16.0%, to $472.8 million in 2003 from $407.5 million in 2002. At December 31, 2003, the Company operated 509 early care and education centers, as compared with 465 at December 31, 2002, a net increase of 44 centers. Growth in revenue is primarily attributable to the net addition of new early care and education centers, additional enrollment in existing centers of approximately 1%-2%, and tuition increases of approximately 4%-5%. The acquisitions of the Brookfield Academy ("Brookfield") in the third quarter of 2003 and Resources in Active Learning ("RAL") in the fourth quarter of 2003 generated approximately $6 million in revenue in 2003, or approximately $20 million on an annualized basis.

Gross Profit

Gross profit increased $12.4 million, or 20.8%, to $72.3 million in 2003 from $59.9 million in 2002. Gross profit as a percentage of revenue increased from 14.7% in 2002 to 15.3% in 2003 due principally to tuition increases in excess of operating cost increases, and careful management of personnel costs, including the adjustment of staffing patterns to seasonably appropriate levels. The influence of a greater proportion of mature centers in the Company's mix also had the effect of increasing overall margins as did the contributions from acquired centers and transitions of management. These gains in gross profit were partially offset by lower margins in the Company's European operations, due in large part to the addition of several new P&L centers, which in the early stages incur losses until they reach mature operating levels.

Selling, General and Administrative Expenses

Selling, general and administrative expenses ("SG&A") increased $3.9 million, or 11.9%, to $37.2 million in 2003 from $33.3 million in 2002. The decrease as a percentage of revenue to 7.9% in 2003 from 8.2% in 2002 relates to a larger revenue base and increased overhead efficiencies. The dollar increase is primarily attributable to investments in regional and divisional management, as well as general corporate and administrative personnel, particularly the Company's European operations, which the Company believes are necessary to support long-term growth.

Amortization

Amortization expense totaled $548,000 in 2003, as compared to $377,000 in 2002. The increase relates to certain trade names, non-compete agreements, customer relationships and contract rights arising from acquisitions the Company completed in 2003, which are subject to amortization. Under the provisions of SFAS No. 142, the Company assessed its goodwill balances and intangible assets with indefinite lives and found no impairment at December 31, 2003 or 2002.

Income from Operations

Income from operations totaled $34.6 million in 2003, as compared with income from operations of $26.2 million in 2002, an increase of $8.4 million, or 31.7%. The increase in income from operations is due to the aforementioned increase in revenue and cost management. Operating income as a percentage of revenue increased to 7.3% in 2003 from 6.4% in 2002 due to the gross margin and overhead improvements.

Net Interest Income

Net interest income in 2003 totaled $62,000 as compared to net interest income of $24,000 in 2002. The increase in net interest income is attributable to higher levels of invested cash partially offset by lower average investment yields and interest expense incurred in 2003 on notes payable.

Income Tax Expense

The Company had an effective tax rate of 42.2% and 41.7% in 2003 and 2002, respectively. The increase in the effective tax rate in 2003 was principally due to the Company not recognizing certain losses from foreign operations. The Company expects that the tax rate for 2004 will approximate 42%, consistent with the overall rate in 2003.

COMPARISON OF RESULTS FOR THE YEAR ENDED DECEMBER 31, 2002, TO THE YEAR ENDED DECEMBER 31, 2001

Revenue

Revenue increased $61.6 million, or 17.8%, to $407.5 million in 2002 from $345.9 million in 2001. At December 31, 2002, the Company operated 465 early care and education centers, as compared with 390 at December 31, 2001, a net increase of 75 centers. Growth in revenue is primarily attributable to the net addition of new early care and education centers, growth and the maturation in the existing base of early care and education centers, and tuition increases of approximately 4% to 6%. The acquisitions of the Red Apple nursery group and Kinderquest Ltd. in the second quarter of 2002 added approximately $10 million in revenue in 2002.

Gross Profit

Gross profit increased $9.1 million, or 17.8%, to $59.9 million in 2002 from $50.8 million in 2001. Gross profit as a percentage of revenue remained consistent year over year at 14.7%, due primarily to stable performance in the mature base of existing centers, the addition of new management model centers, and centers acquired during the year, whose contributions offset the losses incurred by new and ramping-up P&L model centers. Good labor cost management was offset slightly by higher costs related to the Company's workers' compensation and medical insurance plans.

Selling, General and Administrative Expenses

SG&A expenses increased $4.7 million, or 16.3%, to $33.3 million in 2002 from $28.6 million in 2001. The decrease as a percentage of revenue to 8.2% in 2002 from 8.3% in 2001 relates to a larger revenue base and increased overhead efficiencies. The dollar increase is primarily attributable to investments in regional management and operations personnel necessary to support long-term growth, and to a lesser degree to additional investments in sales personnel and finance and administrative support staff. In addition, expenses associated with expansion in the United Kingdom and the integration of the businesses acquired in the latter half of 2002 contributed to the overall dollar increase.

Amortization

Amortization expense totaled $377,000 in 2002, as compared to $2.2 million in 2001. The decrease was the result of a change in accounting for goodwill and other intangible assets under the provisions of SFAS No.142, which discontinued the amortization of goodwill and other intangible assets with indefinite lives. No impairments existed upon the adoption of SFAS No. 142, or upon completion of the Company's annual assessment of impairment in 2002.

Income from Operations

Income from operations totaled $26.2 million in 2002, as compared with income from operations of $20.0 million in 2001, an increase of $6.2 million, or 31.1%.

Net Interest Income (Expense)

Net interest income in 2002 totaled $24,000 as compared to net interest expense of $85,000 in 2001. The increase in net interest income is attributable to fewer borrowings under the Company's line of credit and higher levels of invested cash.

Income Tax Expense

The Company had an effective tax rate of 41.7% and 42.2% in 2002 and 2001, respectively. The decrease in the effective rate is due principally to the effects of discontinuing the amortization of non-deductible assets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." The reduction in rate was offset by losses in certain foreign subsidiaries where the Company does not currently recognize a tax benefit.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary cash requirements are for the ongoing operations of its existing early care and education centers and the addition of new centers through development or acquisition. The Company's primary source of liquidity has been from existing cash balances, which were $34 million at year end, and cash flow from operations. The Company's cash balances are supplemented by borrowings available under the Company's $25 million line of credit. The Company had working capital deficits of $2.3 million and $8.7 million at December 31, 2003 and 2002, respectively. The Company's working capital deficits have primarily arisen from investments in fixed assets and acquisitions, which were paid in cash, that are of a long-term nature. The Company anticipates that it will continue to generate positive cash flows from operating activities in 2004 and that the cash generated will principally be utilized to fund ongoing operations of its new and existing early care and education centers and be sufficient to meet the Company's financial obligations.

Cash provided by operating activities was $30.7 million, $46.1 million and $31.1 million for years ended December 31, 2003, 2002 and 2001, respectively. Although 2003 net income increased $4.7 million from 2002, this increase was more than offset by increases in accounts receivable and prepaid balances from 2002 levels. The increase in accounts receivable is attributable to revenue growth, the timing and collection of client receivables, and is of a normal and recurring nature. In addition, the Company's balance in deferred revenue (after adjusting for the effect of acquisitions) decreased from 2002 levels. The Company entered into fewer arrangements in 2003 than in prior years that required payment in advance by clients. Lastly, due to improvements in processing vendor amounts, accounts payable and accrued expenses decreased to levels similar to those in 2001. Amounts in accounts payable and accrued expenses attributable to personnel costs payable also increased at a lower rate in 2003 as compared to 2002.

Cash used in investing activities was $35.2 million for the year ended December 31, 2003, compared to $31.6 million and $22.2 million for the years ended December 31, 2002 and 2001, respectively. The increase in 2003 was principally due to payments made for acquisitions, which totaled $16.5 million in 2003 compared to $14.6 and $1.2 million in 2002 and 2001, respectively. Additionally, fixed asset additions increased to $19.1 million in 2003 from $17.0 million in 2002. The increase in cash used in investing activities between 2002 and 2001 of $9.4 million was primarily the result of an increase in acquisitions from $1.2 million in 2001 compared to $14.6 million in 2002 offset partially by lower fixed asset additions in 2002 as compared to 2001. Of the $19.1 million of fixed asset additions in 2003, approximately $13.1 million relates to new early care and education centers; of the remainder, approximately $4.4 million relates to the refurbishment and expansion of existing early care and education centers, with the balance expended for office expansion and investment in information technology in corporate, regional and district offices. In 2002, the comparable figures for fixed asset additions were $9.6 million related to new centers and $6.2 million related to existing centers, with the balance expended for office expansion and investment in information technology in corporate, regional and district offices. Management expects to maintain, or increase slightly, the current level of center-related fixed asset spending through 2004.

Cash provided by financing activities totaled $10.1 million for the year ended December 31, 2003, compared to cash provided by financing activities of $800,000 in 2002 and cash used in financing activities of $4.7 million in 2001. The increase in cash provided by financing activities in 2003 relates to $8.0 million in proceeds from the exercise of stock options compared to $2.3 million in 2002 and $1.8 million in 2001. In addition, in 2003 the Company received approximately $2.5 million in proceeds from a note payable to fund the construction of a client-sponsored early care and education center. The increase in cash provided by financing activities in 2002, as compared to the cash used in financing activities in 2001, was principally the result of net payments of $6.3 million on its lines of credit and short-term debt obligations in 2001.

In 1999, the Board of Directors approved a plan to repurchase up to a total of 1,250,000 shares of the Company's Common Stock. At December 31, 2002, the Company had repurchased 516,890 shares for a total of $7.6 million, all of which was retired in September 2003. Share repurchases under the stock repurchase program may be made from time to time with the Company's cash in accordance with applicable securities regulations in open market or privately negotiated transactions. The actual number of shares purchased and cash used, as well as the timing of purchases and the prices paid, will depend on future market conditions.

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of high quality commercial paper and institutional money market accounts. The carrying value of these instruments approximates market value due to their short maturities.

Contractual Cash Flows

The Company has contractual obligations for payments under operating leases and debt agreements payable as follows:

	Operating Leases	Debt Obligations
2004	$ 16,974,000	$ 669,000
2005	16,154,000	700,000
2006	15,082,000	595,000
2007	13,233,000	630,000
2008	11,746,000	60,000
Thereafter	53,408,000	7,000
Total	$ 126,597,000	$ 2,661,000

The Company has two letters of credit guaranteeing certain rent and insurance obligations. The aggregate amounts of these arrangements total $321,000. No amounts have been drawn against these letters of credit by either party.

The Company has a $25.0 million revolving line of credit, which expires in 2005. Any amounts outstanding at the expiration of this facility convert to a term loan. There are currently no amounts outstanding on this facility.

Management believes that funds provided by operations and the Company's existing cash and cash equivalent balances and borrowings available under its line of credit will be adequate to meet current operating and capital expenditures. However, if the Company were to make any significant acquisition(s) or investments in the purchase of facilities for new or existing early care and education centers, it may be necessary for the Company to obtain additional debt or equity financing. There can be no assurance that the Company would be able to obtain such financing on reasonable terms, if at all.

CRITICAL ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States. The preparation of these statements requires management to make certain estimates, judgments and assumptions, which affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses in the periods presented. The application of the Company's accounting policies involves the exercise of judgment and assumptions that pertain to future uncertainties and, as a result, actual results could differ from these estimates. The accounting policies we believe are critical in the preparation of the Company's consolidated financial statements relate to revenue recognition, accounts receivable, goodwill and other intangibles, liability for insurance obligations and income taxes.

Revenue Recognition

The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin ("SAB") No. 101, as modified by Emerging Issues Task Force ("EITF") No. 00-21 and SAB No. 104 which require that four basic criteria be met before recognizing revenue: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed and determinable, and collectibility is reasonably assured. In those instances where the Company enters into arrangements with a client that involve multiple revenue elements, the arrangement is divided into separate elements of accounting, the arrangement consideration is allocated to these elements based on fair value, and revenue recognition is considered separately for each individual element. In both the P&L model and the management model, revenues consist primarily of tuition paid by parents, supplemented in some cases by payments from sponsors and, to a lesser extent, by payments from government agencies. Revenue also includes management fees paid by corporate sponsors. In the management model, in addition to tuition and management fee revenue, revenue is also recognized for operating subsidies paid either in lieu of or to supplement tuition. In all instances the Company retains responsibility for all operating aspects of the early care and education center including the hiring and paying of employees, contracting with vendors, purchasing supplies, and the collection of accounts receivable. Revenue is recognized as services are performed. In some instances the Company receives revenue in advance of services being rendered, which is deferred until the services have been provided.

Accounts Receivable

The Company generates accounts receivable from fees charged to parents and client sponsors, and, to a lesser degree, governmental agencies. The Company monitors collections and payments from these customers and maintains a provision for estimated losses based on historical trends, in addition to amounts established for specific customer collection issues that have been identified. Amounts charged to this provision for uncollectible accounts receivable have historically been within the Company's expectations, but there can be no assurance that future experience will be consistent with the Company's past experience.

Goodwill and Intangibles

Accounting for acquisitions requires management to make estimates related to the fair value of assets and liabilities acquired, including the identification and valuation of intangible assets, with any residual balance being allocated to goodwill. Accounting for intangible assets requires management to make assessments concerning the value of these intangible assets, their estimated lives, and whether events or circumstances indicate that these assets have been impaired. On January 1, 2002, the Company adopted the provisions of SFAS No. 141, "Accounting for Business Combinations," and SFAS No. 142, which, among other things, required the Company to discontinue the amortization of goodwill as well as intangible assets with indefinite lives. In lieu of recording amortization of goodwill and intangible assets with indefinite lives, the Company is required to complete an annual assessment of goodwill and intangible assets for impairment. Should it be determined that any of these assets have been impaired, the Company would be required to record an impairment charge. The Company was not required to record an impairment charge in 2003; however, there can be no assurance that such a charge will not be recorded in 2004 or in future periods.

Liability for Insurance Obligations

The Company self-insures a portion of its workers' compensation and medical insurance plans and has various deductibles for other insurance plans. Due to the nature of these liabilities, some of which may not fully manifest themselves for several years, the Company estimates the obligations for liabilities incurred but not yet reported or paid based on available data and experience. While management believes that the amounts accrued for these obligations is sufficient, any significant increase in the number of claims and/or costs associated with claims made under these plans could have a material adverse effect on the Company's financial results.

Income Taxes

Accounting for income taxes requires management to estimate its income taxes in each jurisdiction in which it operates. Due to differences in the recognition of items included in income for accounting and tax purposes for items such as deferred revenue, depreciation and certain expenses, temporary differences arise, which are recorded as deferred tax assets or liabilities. The Company estimates the likelihood of recovery of these assets, which is dependent on future levels of profitability and enacted tax rates. Should any amounts be determined not to be recoverable, or assumptions change, the Company would be required to take a charge, which could have a material effect on the Company's financial position or results of operations.

NEW PRONOUNCEMENTS

In November 2002, the EITF issued EITF No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. EITF No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. EITF No. 00-21 establishes three principles: revenue arrangements with multiple deliverables should be divided into separate units of accounting, arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, and revenue recognition criteria should be considered separately for separate units of accounting. EITF No. 00-21 is effective for all revenue arrangements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. In December 2003, the Securities and Exchange Commission issued SAB No. 104, "Revenue Recognition," which codifies and rescinds certain sections of SAB No. 101, "Revenue Recognition," in order to make this interpretive guidance consistent with EITF No. 00-21. The adoption of these standards did not have an impact on the Company's revenue recognition policies or its financial position or results of operations.

In January 2003, the FASB issued Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities," which addresses consolidation by business enterprises of variable interest entities ("VIEs") that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) the equity investors lack an essential characteristic of a controlling financial interest. Throughout 2003, the FASB released numerous proposed and final FASB Staff Positions ("FSP") regarding FIN No. 46, which both clarified and modified FIN No. 46's provisions. On December 24, 2003, the FASB issued revised Interpretation No. 46 (FIN 46-R) which will replace FIN No. 46 upon its effective date. The application of FIN No. 46 to VIEs created after February 1, 2003, did not result in any entities requiring consolidation that would not already have required consolidation under the voting equity interest model. The Company will defer adoption of FIN No. 46-R until March 31, 2004, but does not believe the adoption of this pronouncement will have a material effect on the consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," which establishes standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount at inception, variations in something other than the fair value of the issuer's equity shares, or variations inversely related to changes in the fair value of the issuer's equity shares. The provisions of SFAS No. 150 are effective for (1) instruments entered into or modified after May 31, 2003, and (2) pre-existing instruments as of July 1, 2003. On October 29, 2003, the FASB voted to indefinitely defer the effective date of SFAS No. 150 for mandatorily redeemable instruments as they relate to minority interests in consolidated finite-lived entities through the issuance of FASB Staff Position (FSP) 150-3. The adoption of SFAS No. 150, as modified by FSP 150-3, did not have a material effect on the consolidated financial statements.

MARKET RISK

Foreign Currency Risk

The Company's exposure to fluctuations in foreign currency exchange rates is primarily the result of foreign subsidiaries domiciled in the United Kingdom, Ireland and Canada. The Company does not currently use financial derivative instruments to hedge foreign currency exchange rate risks associated with its foreign subsidiaries.

The assets and liabilities of the Company's Canadian, Irish and United Kingdom subsidiaries, whose functional currencies are the Canadian dollar, Euro and British pound, respectively, are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the period. The cumulative translation effects for the subsidiaries are included in the cumulative translation adjustment in stockholders' equity. Management estimates that had the exchange rate in each country unfavorably changed 10% relative to the U.S. dollar, the Company's consolidated earnings before taxes in 2003 would have decreased by approximately $500,000.

Interest Rate Risk

As of December 31, 2003, the Company's investment portfolio primarily consisted of institutional money market funds, which, due to their short maturities, are considered cash equivalents. The Company's primary objective with its investment portfolio is to invest available cash while preserving principal and meeting liquidity needs. These investments, which approximate $15.5 million at year end, have an average interest rate of approximately 1.4% and are subject to interest rate risk. As a result of the average maturity and conservative nature of the investment portfolio, a sudden change in interest rates would not have a material effect on the value of the portfolio. Management estimates that had the average yield of the Company's investments in these investments and its other interest-bearing accounts decreased by 100 basis points in 2003, the Company's interest income for the year ended December 31, 2003, would have decreased by approximately $150,000. This estimate assumes that the decrease would have occurred on the first day of 2003 and reduced the yield of each investment instrument by 100 basis points. The impact on the Company's future interest income as a result of future changes in investment yields will depend largely on the gross amount of the Company's investments.

The Company is also subject to interest rate risk under the terms of its line of credit, which have variable rates of interest. The impact on the Company's future interest expense as a result of future changes in interest rates will depend largely on the gross amount of the Company's borrowings. The Company did not borrow under its lines of credit in 2003 and thus a 100 basis point increase on the average interest rate on these lines would have had no impact on the Company's interest expense for the year ended December 31, 2003.

INFLATION

The Company does not believe that inflation has had a material effect on its results of operation. There can be no assurance, however, that the Company's business will not be affected by inflation in the future.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Bright Horizons Family Solutions, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Bright Horizons Family Solutions, Inc. and its subsidiaries at December 31, 2003 and December 31, 2002, and the results of their operations and their cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Company for the year ended December 31, 2001 were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated February 11, 2002.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 12, 2004

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Bright Horizons Family Solutions, Inc.:

We have audited the accompanying consolidated balance sheets of Bright Horizons Family Solutions, Inc. (a Delaware corporation) as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bright Horizons Family Solutions, Inc. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Arthur Andersen LLP

Boston, Massachusetts
February 11, 2002

Note: This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with Bright Horizons Family Solutions, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP. See Exhibit 23.2 of Bright Horizons Family Solution's Annual Report on Form 10-K for the year ended December 31, 2003 for further discussion.

Consolidated Balance Sheets

(in thousands, except share data)

December 31:	2003	2002
Assets		
Current Assets:		
Cash and cash equivalents	$ 33,899	$ 28,193
Accounts receivable, net of allowance for doubtful accounts of $2,130 and $1,392, respectively	27,937	22,564
Prepaid expenses and other current assets	7,204	4,603
Prepaid income taxes	356	—
Current deferred tax asset	11,657	9,745
Total current assets	81,053	65,105
Fixed assets, net	98,201	88,472
Goodwill, net	55,652	39,242
Other intangibles, net	5,679	704
Noncurrent deferred tax asset	5,829	7,231
Other assets	651	536
Total assets	$ 247,065	$ 201,290
Liabilities and Stockholders' Equity		
Current liabilities:		
Current portion of long-term debt and obligations due under capital leases	$ 669	$ 162
Accounts payable and accrued expenses	52,378	48,835
Deferred revenue, current portion	26,610	21,531
Income taxes payable	—	1,309
Other current liabilities	3,665	1,993
Total current liabilities	83,322	73,830
Long-term debt and obligations due under capital leases, net of current portion	1,992	380
Accrued rent	2,757	1,955
Other long-term liabilities	4,060	4,503
Deferred revenue, net of current portion	9,428	10,995
Total liabilities	101,559	91,663
Commitments and contingencies (Note 11)		
Stockholders' equity:		
Preferred stock: 5,000,000 shares authorized, none issued or outstanding		
Common stock, $0.01 par value		
Authorized: 30,000,000 shares		
Issued: 13,085,000 and 12,950,000 shares at December 31, 2003 and 2002, respectively		
Outstanding: 13,085,000 and 12,433,000 shares at December 31, 2003 and 2002, respectively	131	129
Additional paid-in capital	91,219	85,512
Treasury stock, 517,000 shares at cost, at December 31, 2002	—	(7,560)
Cumulative translation adjustment	4,481	1,885
Retained earnings	49,675	29,661
Total stockholders' equity	145,506	109,627
Total liabilities and stockholders' equity	$ 247,065	$ 201,290

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

Year ended December 31:	2003	2002	2001
Revenue	$ 472,756	$ 407,532	$ 345,862
Cost of services	400,409	347,640	295,027
Gross profit	72,347	59,892	50,835
Selling, general and administrative	37,216	33,266	28,601
Amortization	548	377	2,213
Income from operations	34,583	26,249	20,021
Net interest income (expense)	62	24	(85)
Income before taxes	34,645	26,273	19,936
Income tax expense	14,631	10,954	8,409
Net income	$ 20,014	$ 15,319	$ 11,527
Earnings per share - basic	$ 1.57	$ 1.24	$ 0.95
Weighted average number of common shares - basic	12,737	12,383	12,189
Earnings per share - diluted	$ 1.50	$ 1.18	$ 0.90
Weighted average number of common and common equivalent shares - diluted	13,373	13,025	12,798

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Changes in Stockholders' Equity

(in thousands)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Treasury Stock	Cumulative Translation Adjustment	Retained Earnings	Total Stockholders' Equity	Comprehensive Income
Balance at December 31, 2000	12,069	$ 126	$ 79,398	$ (7,081)	$ 25	$ 2,815	$ 75,283	
Exercise of stock options	205	2	1,800	—	—	—	1,802	
Options issued in connection with an acquisition	—	—	12	—	—	—	12	
Stock-based compensation	—	—	17	—	—	—	17	
Tax benefit from the exercise of stock options	—	—	905	—	—	—	905	
Translation adjustment	—	—	—	—	(129)	—	(129)	$ (129)
Net income	—	—	—	—	—	11,527	11,527	11,527
Comprehensive net income for the year ended December 31, 2001								$ 11,398
Balance at December 31, 2001	12,274	128	82,132	(7,081)	(104)	14,342	89,417	
Exercise of stock options	181	1	2,330	—	—	—	2,331	
Repurchase of common stock	(22)	—	—	(479)	—	—	(479)	
Stock-based compensation	—	—	18	—	—	—	18	
Tax benefit from the exercise of stock options	—	—	1,032	—	—	—	1,032	
Translation adjustment	—	—	—	—	1,989	—	1,989	$ 1,989
Net income	—	—	—	—	—	15,319	15,319	15,319
Comprehensive net income for the year ended December 31, 2002								$ 17,308
Balance at December 31, 2002	12,433	129	85,512	(7,560)	1,885	29,661	109,627	
Exercise of stock options	652	7	7,960	—	—	—	7,967	
Retirement of treasury stock	—	(5)	(7,555)	7,560	—	—	—	
Stock-based compensation	—	—	47	—	—	—	47	
Tax benefit from the exercise of stock options	—	—	5,255	—	—	—	5,255	
Translation adjustment	—	—	—	—	2,596	—	2,596	$ 2,596
Net income	—	—	—	—	—	20,014	20,014	20,014
Comprehensive net income for the year ended December 31, 2003								$ 22,610
Balance at December 31, 2003	13,085	$ 131	$ 91,219	$ —	$ 4,481	$ 49,675	$ 145,506	

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

Year ended December 31:	2003	2002	2001
Net income	$ 20,014	$ 15,319	$ 11,527
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	11,028	9,760	9,781
Non-cash expenses	77	18	17
Asset write-downs and (gain) loss on disposal of fixed assets	417	(28)	167
Deferred income taxes	(496)	(2,189)	(3,352)
Tax benefit realized from the exercise of stock options	5,255	1,032	905
Changes in assets and liabilities:			
Accounts receivable	(5,016)	5,290	(2,777)
Prepaid expenses and other current assets	(2,544)	(153)	(485)
Prepaid income taxes	(356)	—	—
Accounts payable and accrued expenses	3,273	10,725	7,800
Income taxes payable	(1,313)	(356)	1,013
Deferred revenue	(729)	6,496	5,277
Accrued rent	613	141	172
Other assets	(14)	81	95
Other current and long-term liabilities	539	(62)	946
Net cash provided by operating activities	30,748	46,074	31,086
Cash flows from investing activities:			
Additions to fixed assets, net of acquired amounts	(19,050)	(17,026)	(21,005)
Proceeds from the disposal of fixed assets	363	43	—
Payments for acquisitions, net of cash acquired	(16,528)	(14,623)	(1,162)
Net cash used in investing activities	(35,215)	(31,606)	(22,167)
Cash flows from financing activities:			
Proceeds from the issuance of common stock	7,967	2,331	1,802
Purchase of treasury stock	—	(479)	—
Principal payments of long-term debt and obligations under capital leases	(418)	(1,080)	(237)
Proceeds from notes payable	2,506	—	—
Principal payments of short-term debt	—	—	(1,109)
Borrowings under lines of credit	—	2,550	1,500
Payments under lines of credit	—	(2,550)	(6,690)
Net cash provided by (used in) financing activities	10,055	772	(4,734)
Effect of exchange rates on cash balances	118	183	(14)
Net increase in cash and cash equivalents	5,706	15,423	4,171
Cash and cash equivalents, beginning of period	28,193	12,770	8,599
Cash and cash equivalents, end of period	$ 33,899	$ 28,193	$ 12,770

The accompanying notes are an integral part of the consolidated financial statements.

Notes To Consolidated Financial Statements
For the years ended December 31, 2003, 2002 and 2001

1 | ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Bright Horizons Family Solutions, Inc. (the "Company") was incorporated under the laws of the state of Delaware on April 27, 1998, and commenced substantive operations upon the completion of the merger by and between Bright Horizons, Inc., and CorporateFamily Solutions, Inc., on July 24, 1998 (the "Merger"). The Company provides workplace services for employers and families including early care and education and strategic work/life consulting throughout the United States, Canada, Ireland and the United Kingdom.

The Company operates its early care and education centers under various types of arrangements, which generally can be classified in two forms: (i) the P&L model which can be either (a) employer-sponsored, where Bright Horizons provides early care and educational services on a priority enrollment basis for employees of a single employer sponsor or (b) a lease model, where the Company may provide priority early care and education to the employees of multiple employers located within a real estate developer's property or the community at large and (ii) the management model, where the Company manages a work-site early care and education center under a cost-plus arrangement, typically for a single employer.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Foreign Operations

In 2000 the Company began operating in Ireland and the United Kingdom, and in 2001 the Company began operations in Ontario, Canada. The functional currency of the foreign operations is the local currency. The assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the period. The cumulative translation effects for subsidiaries using a functional currency other than the U.S. dollar is included as a cumulative translation adjustment in stockholders' equity and is a component of comprehensive income.

Business Risks

The Company is subject to certain risks common to the providers of early care and education services, including dependence on key personnel, dependence on client relationships, competition from alternate sources or providers of the Company's services, market acceptance of work and family services, the ability to hire and retain qualified personnel, and general economic conditions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates. The primary estimates in the consolidated financial statements include, but are not limited to, revenue recognition, accounts receivable, goodwill and intangible assets, liability for insurance obligations and income taxes.

Fair Value of Financial Instruments and Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist mainly of cash, accounts receivable and the line of credit. The Company maintains its cash in financial institutions of high credit standing. The Company's accounts receivable are derived primarily from the services it provides. The Company believes that no significant credit risk exists at December 31, 2003 or 2002, and that the carrying amounts of the Company's financial instruments approximate fair market value.

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of institutional money market accounts. The carrying value of these instruments approximates market value due to their short maturities.

Fixed Assets

Property and equipment are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets.

Expenditures for maintenance and repairs are charged to expense as incurred, whereas expenditures for improvements and replacements are capitalized.

The cost and accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and the resulting gain or loss is reflected in the consolidated statements of income.

Intangible Assets

Goodwill and other intangible assets principally consist of goodwill, various customer relationships and contract rights, non-compete agreements, and trade names.

The excess of the aggregate purchase price over the fair value of identifiable assets of businesses acquired (goodwill) is recorded on the Company's books and tested annually for impairment. In addition, identified intangible assets with indefinite lives are recorded and reviewed annually to assess the estimated life of the intangible asset; if the life is determined to remain indefinite, the asset is tested for impairment. Intangible assets with a determinable life are amortized on a straight-line basis over the estimated period benefited, ranging from two to twenty years.

Pursuant to the provisions of SFAS 141 "Business Combinations," the Company is required to allocate the purchase price of acquired entities to identifiable assets and liabilities with the residual amount being allocated to goodwill. The identifiable assets can include intangible assets such as trade names and non-competes that are subject to valuation. In those instances where the Company has acquired a significant amount of intangible assets, management engages an independent third party to conduct the valuation. Valuation methodologies use among other things: estimates of expected useful life; projected revenues, operating margins and cash flows; and weighted average cost of capital.

Prior to 2002 the Company had amortized all intangible assets, including goodwill, over the estimated period of benefit ranging from two to twenty-five years.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable in accordance with SFAS No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets." Impairment is assessed by comparing the estimated undiscounted cash flows over the asset's remaining life to the carrying amount of the asset. If the estimated cash flows are insufficient to recover the investment, an impairment loss is recognized based on the fair value of the asset less any costs of disposal.

Deferred Revenue

Deferred revenue results from prepaid fees and tuitions, employer-sponsor advances and cash received on consulting or development projects in advance of services being performed. The Company is also party to agreements where the performance of services extends beyond the current operating cycle. In these circumstances, the Company records a long-term obligation and recognizes revenue over the period of the agreement as the services are rendered.

Other Current and Long-Term Liabilities

Other current and long-term liabilities consist primarily of deposits held pursuant to certain management contracts. Amounts also include parent fee deposits, unremitted employee withholdings and amounts payable under acquisition agreements.

Income Taxes

The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company does not recognize a tax benefit on losses in foreign operations where it does not have a history of profitability or on certain expenses, which only become deductible when paid, the timing of which is uncertain.

Revenue Recognition

Revenue is recognized as services are performed. In both the P&L model and the management model, revenue consists primarily of tuition paid by parents, supplemented in some cases by payments from sponsors and, to a lesser extent, by payments from government agencies. Revenue also includes management fees paid by corporate sponsors. In the management model, in addition to tuition and management fees, revenue is also recognized for operating subsidies paid either in lieu of or to supplement tuition. Under each model type, the Company retains responsibility for all aspects of operating the center including the hiring and paying of employees, contracting with vendors, purchasing supplies and collecting accounts receivable.

The Company maintains contracts with its corporate sponsors to manage and operate their early care and education centers under various terms. The Company's contracts are generally 3 to 10 years in length with varying renewal options. Management expects to renew the Company's existing contracts for periods consistent with the remaining renewal options allowed by the contracts or other reasonable extensions.

Stock-Based Compensation

SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for employee stock-based compensation using the intrinsic value method as prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Under APB Opinion No. 25, no compensation cost related to employee stock options has been recognized as options are granted with exercise prices equal to or greater than the fair market value at the date of grant. The Company accounts for options granted to non-employees and certain options issued in connection with acquisitions using the fair value method, in accordance with the provisions of SFAS No. 123. Had compensation cost for the stock option plans been determined based on the fair value at the grant date for awards in 1995 through 2003, consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts for years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001
Net income:			
As reported	$ 20,014,000	$ 15,319,000	$ 11,527,000
Pro forma	$ 16,464,000	$ 10,661,000	$ 8,053,000
Earnings per share - Basic:			
As reported	$ 1.57	$ 1.24	$ 0.95
Pro forma	$ 1.29	$ 0.86	$ 0.66
Earnings per share - Diluted:			
As reported	$ 1.50	$ 1.18	$ 0.90
Pro forma	$ 1.25	$ 0.83	$ 0.64

The fair value of each option on its date of grant has been estimated for pro forma purposes using the Black-Scholes option pricing model using the following weighted average assumptions:

	2003	2002	2001
Expected dividend yield	0.0%	0.0%	0.0%
Expected stock price volatility	46.1%	51.6%	47.1%
Risk free interest rate	1.65%	3.20%	5.32%
Expected life of options	6.7 years	7.3 years	7.3 years
Weighted-average fair value per share of options granted during the year	$ 13.73	$ 16.42	$ 13.66

For the years ended December 31, 2003 and 2002, options to purchase 2,400 and 2,600 shares of common stock, respectively, were granted to members of the Company's advisory board. There were no grants to the advisory board in 2001. These options were valued at approximately $35,000 and $42,000, respectively, using the Black-Scholes option pricing model. The Company recognized related compensation expense of approximately $47,000, $18,000 and $17,000 in its operating results for the years ended December 31, 2003, 2002 and 2001, respectively.

Earnings Per Share

The Company accounts for earnings per share in accordance with the provisions of SFAS No. 128, "Earnings per Share." Under the standards established by SFAS No. 128, earnings per share is measured at two levels: basic and diluted earnings per share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares after considering the additional dilution related to preferred stock, options and warrants if applicable.

Comprehensive Income

Comprehensive income encompasses all changes in stockholders' equity (except those arising from transactions with owners) and includes net income, net unrealized capital gains or losses on available-for-sale securities and foreign currency translation adjustments.

	2003	2002	2001
Net income	$ 20,014,000	$ 15,319,000	$ 11,527,000
Foreign currency translation adjustments	2,596,000	1,989,000	(129,000)
Comprehensive income	$ 22,610,000	$ 17,308,000	$ 11,398,000

Segment Reporting

As of December 31, 2003, the Company operates in one segment, providing services to employers and families including early care and education and work/life consulting, and generates in excess of 90% of revenue and operating profit in the United States. Additionally, no single customer accounts for more than 10% of the Company's revenue.

New Pronouncements

In November 2002, the EITF issued EITF No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. EITF No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. EITF No. 00-21 establishes three principles: revenue arrangements with multiple deliverables should be divided into separate units of accounting, arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, and revenue recognition criteria should be considered separately for separate units of accounting. EITF No. 00-21 is effective for all revenue arrangements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. In December 2003, the Securities and Exchange Commission issued SAB No. 104, "Revenue Recognition," which codifies and rescinds certain sections of SAB No. 101, "Revenue Recognition," in order to make this interpretive guidance consistent with EITF No. 00-21. The adoption of these standards did not have an impact on the Company's revenue recognition policies or its financial position or results of operations.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities," which addresses consolidation by business enterprises of VIE's that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) the equity investors lack an essential characteristic of a controlling financial interest. Throughout 2003, the FASB released numerous proposed and final FSP's regarding FIN 46, which both clarified and modified FIN 46's provisions. On December 24, 2003, the FASB issued revised Interpretation No. 46 (FIN 46-R), which will replace FIN 46 upon its effective date. The application of FIN 46 to VIEs created after February 1, 2003, did not result in any entities requiring consolidation that would not already have required consolidation under the voting equity interest model. The Company will defer adoption of FIN 46-R until March 31, 2004, but does not believe the adoption of this pronouncement will have a material effect on the consolidated financial statements.

In May 2003, the FASB issued SFAS 150, "Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity," which establishes standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount at inception, variations in something other than the fair value of the issuer's equity shares, or variations inversely related to changes in the fair value of the issuer's equity shares. The provisions of SFAS No. 150 are effective for (1) instruments entered into or modified after May 31, 2003, and (2) pre-existing instruments as of July 1, 2003. On October 29, 2003, the FASB voted to indefinitely defer the effective date of SFAS No. 150 for mandatorily redeemable instruments as they relate to minority interests in consolidated finite-lived entities through the issuance of FASB Staff Position (FSP) 150-3. The adoption of SFAS No. 150, as modified by FSP 150-3, did not have a material effect on the consolidated financial statements.

2 | ACQUISITIONS

In 2003, the Company acquired the outstanding stock of two single-site early care and education companies and purchased the assets of one multi-site and one single-site early care and education company based in the United States. Additionally, the Company purchased the stock of a management company with a multi-site management agreement for early care and education centers. The Company paid aggregate consideration of approximately $20.7 million, $16.5 million in the form of cash, net of cash acquired and the assumption of net liabilities and additional consideration due of approximately $3.8 million in connection with these acquisitions. The purchase prices have been allocated based on the estimated fair value of the assets and liabilities acquired at the date of acquisition. The Company has made allocations of $120,000 to non-compete agreements, $38,000 to trade names with estimable lives and $3.7 million to customer relationships and contract rights, all of which will be amortized over periods of 2-10 years based on estimated lives. In addition, the Company recorded goodwill of $15.8 million and intangibles with indefinite lives of $170,000.

In 2002, the Company acquired the outstanding stock of two multi-site early care and education companies based in the United Kingdom, and purchased the assets of an affiliated single-site early care and education center. The Company also acquired substantially all of the assets of an additional early care and education center based in the United States. The Company paid aggregate consideration of approximately $14.6 million in cash net of cash acquired of $1.5 million, and assumed liabilities of approximately $4.1 million in connection with these acquisitions. The purchase prices have been allocated based on the estimated fair value of the assets and liabilities acquired at the date of acquisition. The Company finalized the allocation of intangible assets in 2003 and allocated $108,000 to trade names, $52,000 to non-compete agreements and $1.2 million to customer relationships and contract rights which will be amortized over periods of 3 - 20 years based on estimated lives. In addition, the Company recorded goodwill of $13.5 million.

In 2001, the Company acquired substantially all the assets of one single-site and one multi-site early care and education company for aggregate consideration of approximately $1.2 million in cash, the issuance of a note payable to a seller totaling $550,000, and the assumption of liabilities of approximately $700,000. The purchase prices have been allocated based on the estimated fair value of the assets and liabilities acquired at the date of acquisition. Goodwill totaling approximately $2.1 million was recorded in the above transactions and $180,000 was allocated to intangible assets with determinable lives, which are being amortized over periods of 3 years. Based on the provisions of SFAS No. 142 applicable to acquisitions completed after July 1, 2001, goodwill and other intangible assets of approximately $700,000 were not subject to amortization in 2001.

The above transactions have been accounted for as purchases and the operating results of the acquired companies have been included from the respective dates of acquisition. The acquisitions were not material

3 | FIXED ASSETS

Fixed assets consist of the following:

	Estimated useful lives (years)	December 31, 2003	December 31, 2002
Buildings	20-40	$ 54,555,000	$ 49,323,000
Furniture and equipment	3-15	37,314,000	34,838,000
Leasehold improvements	3/life of lease	41,432,000	30,711,000
Land	—	9,171,000	8,992,000
		142,472,000	123,864,000
Less accumulated depreciation and amortization		(44,271,000)	(35,392,000)
Fixed assets, net		$ 98,201,000	$ 88,472,000

Depreciation expense relating to fixed assets under capital leases approximated $8,000 and $12,000 for 2002 and 2001, respectively. The Company did not have any capital lease obligations in 2003.

4 | INTANGIBLE ASSETS

The Company adopted SFAS No. 142 on January 1, 2002, at which time amortization on goodwill and intangible assets with indefinite lives ceased. Upon adoption, the goodwill attributable to the Company's United States and European reporting units were tested for impairment by comparing the fair value of each reporting unit, which was determined by estimating the present value of expected future cash flows, to its carrying value. Based on the Company's estimates, no impairment existed upon adoption of SFAS No. 142.

In 2003, the Company performed its annual SFAS No. 142 impairment test and determined that no impairment loss should be recognized.

The changes in the carrying amount of net goodwill for the year ended December 31, 2003, are as follows:

Balance at January 1, 2003	$ 39,242,000
Net goodwill additions during the period	15,837,000
Transfers from goodwill to other intangibles from prior years	(1,254,000)
Foreign exchange translation adjustment	1,827,000
Balance at December 31, 2003	$ 55,652,000

The Company reclassified $1.3 million from goodwill balances related to prior year acquisitions to other intangible assets with definite useful lives in 2003.

The following table reflects intangible assets as of December 31, 2003, that are still subject to amortization under the provisions of SFAS No. 142:

	Cost	Accumulated Amortization	Net Carrying Amount
Non-compete agreements	$ 3,480,000	$ 3,295,000	$ 185,000
Contractual rights and customer relationships	6,178,000	1,138,000	5,040,000
Trade names	893,000	609,000	284,000
	$ 10,551,000	$ 5,042,000	$ 5,509,000

In 2003, the Company recorded amortization expense of $548,000. The Company estimates that it will amortize the net carrying amount of existing intangible assets as follows over the next 5 years: $831,000 in 2004, $734,000 in 2005, $700,000 in 2006, $560,000 in 2007, and $550,000 in 2008.

In 2003, the Company recorded a trade name with a net carrying value of $170,000, which it determined has an indefinite useful life and is not subject to amortization under the provisions of SFAS No. 142. This trade name is subject to impairment testing annually and no impairment loss was recorded in 2003.

The following table reflects net income and earnings per share to exclude the amortization of goodwill and intangible assets with indefinite lives, net of tax, for the years ended December 31:

	2003	2002	2001
Net income, as reported	$ 20,014,000	$ 15,319,000	$ 11,527,000
Add: Goodwill amortization, net	—	—	1,476,000
Adjusted net income	$ 20,014,000	$ 15,319,000	$ 13,003,000
Basic earnings per share:			
Net income, as reported	$ 1.57	$ 1.24	$ 0.95
Add: Goodwill amortization	—	—	0.12
Adjusted net income	$ 1.57	$ 1.24	$ 1.07
Diluted earnings per share:			
Net income, as reported	$ 1.50	$ 1.18	$ 0.90
Add: Goodwill amortization	—	—	0.12
Adjusted net income	$ 1.50	$ 1.18	$ 1.02

5 | ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following:

	December 31, 2003	December 31, 2002
Accounts payable	$ 1,182,000	$ 3,762,000
Accrued payroll and employee benefits	33,371,000	29,282,000
Accrued insurance	7,632,000	5,474,000
Accrued other expenses	10,193,000	10,317,000
	$ 52,378,000	$ 48,835,000

6 | LINES OF CREDIT AND SHORT-TERM DEBT

In June 2002, the Company renewed and amended its unsecured revolving credit agreement. The credit facility consists of a $25 million revolving line of credit, expiring on June 30, 2005; any outstanding indebtedness at that date will be converted into a three-year term loan. At the Company's option, the line of credit will bear interest at either i) Prime or ii) LIBOR plus a spread based on debt levels and coverage ratios. The Company is also required to pay a fee on any unused portion of the line of credit at the rate of 0.125% per annum. The agreement requires the Company to comply with certain covenants, which include, among other things, the maintenance of specified financial ratios, and prohibits the payment of dividends without bank approval. The Company was in compliance with all covenants at December 31, 2003 and 2002. The weighted average interest rate related to amounts outstanding was 4.75% in 2002. The Company had no outstanding amounts due on its line of credit at December 31, 2003, or December 31, 2002. There were no borrowings on the Company's line of credit in 2003.

7 | LONG-TERM DEBT AND OBLIGATIONS DUE UNDER CAPITAL LEASES

Long-term debt and obligations due under capital leases consists of the following:

	December 31, 2003	December 31, 2002
Note payable to a client, with monthly payments of $53,769 including interest of 5.75%, with final payment due January 2008; secured by the Company's leasehold interest in the center.	$ 2,343,000	—
Unsecured note payable to a corporation, payments of principal amounts of $34,375 and interest at 5.0% are payable quarterly, note matures in October 2005.	275,000	$ 412,000
Note payable to a state agency with monthly payments of approximately $800 including interest of 5.0%, with final payment due March 2007; secured by related furniture, fixtures and equipment.	31,000	37,000
Note payable to a finance company, with monthly payments of $405, including interest of 9.5%, with a final balloon payment of $6,107 due March 2006.	12,000	—
Notes payable to a finance company, paid off in 2003.	—	93,000
Total debt and obligations due under capital leases	2,661,000	542,000
Less current maturities	(669,000)	(162,000)
Long-term debt and obligations due under capital leases	$ 1,992,000	$ 380,000

8 | INCOME TAXES

Income tax expense for years ended December 31, 2003, 2002 and 2001 consists of the following:

	2003	2002	2001
Current tax expense			
Federal	$ 12,210,000	$ 10,319,000	$ 10,197,000
State	3,062,000	2,661,000	2,493,000
Foreign	14,000	149,000	26,000
	15,286,000	13,129,000	12,716,000
Deferred tax benefit			
Federal	(301,000)	(1,919,000)	(3,462,000)
State	(102,000)	(271,000)	(845,000)
Foreign	(252,000)	15,000	—
	(655,000)	(2,175,000)	(4,307,000)
Income tax expense, net	$ 14,631,000	$ 10,954,000	$ 8,409,000

Following is a reconciliation of the U.S. Federal statutory rate to the effective rate for the years ended December 31:

	2003	2002	2001
Federal tax computed at statutory rate	$ 12,126,000	$ 9,196,000	$ 7,051,000
State taxes on income, net of federal tax benefit	1,860,000	1,414,000	1,058,000
Valuation allowance	993,000	115,000	—
Other, net	(348,000)	229,000	300,000
Income tax expense, net	$ 14,631,000	$ 10,954,000	$ 8,409,000

Net deferred tax assets are as follows:

	2003	2002	2001
Deferred tax assets			
Net operating loss carryforwards	$ 1,169,000	$ 884,000	$ 1,007,000
Reserve on assets	716,000	618,000	667,000
Liabilities not yet deductible	11,139,000	9,030,000	6,780,000
Deferred revenue	2,598,000	3,235,000	3,620,000
Depreciation	3,524,000	2,337,000	1,393,000
Amortization	187,000	615,000	1,067,000
Other	645,000	762,000	553,000
Valuation allowance	(1,220,000)	(193,000)	—
	18,758,000	17,288,000	15,087,000
Deferred tax liabilities			
Amortization	(101,000)	—	—
Depreciation	(1,171,000)	(312,000)	(287,000)
Net deferred tax assets	$ 17,486,000	$ 16,976,000	$ 14,800,000

As of December 31, 2003, the Company has federal net operating loss carryforwards of approximately $1 million, which are subject to annual limitations and are available to offset certain current and future taxable earnings and expire at various dates, the earliest of which is December 31, 2010. The Company has net operating losses in a number of states totaling approximately $2.1 million, which may only be used to offset operating income of certain of the Company's subsidiaries in those particular states. The Company also recorded a tax benefit of approximately $250,000 relating to a net operating loss in the United Kingdom, which can be carried forward indefinitely. Management believes the Company will generate sufficient future taxable income to realize net deferred tax assets prior to the expiration of the net operating loss carryforwards recorded and that the realization of the net deferred tax asset is more likely than not. The Company has recorded valuation allowances on certain deferred tax assets related to losses in foreign operations where it does not have a history of profitability as well as certain liabilities recorded which are subject to being settled in cash in order to be deductible, the timing of which is uncertain.

9 I STOCKHOLDERS' EQUITY

Stock Options

The Company has established an incentive compensation plan under which it is authorized to grant both incentive stock options and non-qualified stock options to employees and directors, as well as other stock-based compensation. Under the terms of the 1998 Stock Incentive Plan, as amended in 2001, 2,250,000 shares of the Company's Common Stock are available for distribution upon exercise. As of December 31, 2003, there were approximately 423,000 shares of Common Stock available for grant under the plan.

Options granted under the plan typically vest over a five-year period and expire at the earlier of ten years from date of grant or three months after termination of the holder's employment with the Company unless otherwise determined by the Compensation Committee of the Board of Directors. The following table summarizes information about stock options outstanding at December 31, 2003:

Range of Exercise Price	Options Outstanding at December 31, 2003	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Options Exercisable at December 31, 2003	Weighted Average Exercise Price
$ 0.0000 - $ 3.8020	9,800	1.2	$ 2.83	9,800	$ 2.83
$ 3.8021 - $ 7.6040	14,436	2.3	$ 6.54	14,326	$ 6.55
$ 7.6041 - $ 11.4060	91,458	2.6	$ 7.75	90,165	$ 7.75
$ 11.4061 - $ 15.2080	82,219	5.9	$ 14.80	55,234	$ 14.80
$ 15.2081 - $ 19.0100	424,487	5.5	$ 17.92	319,955	$ 18.20
$ 19.0100 - $ 22.8120	51,631	5.2	$ 21.47	42,757	$ 21.31
$ 22.8121 - $ 26.6140	498,308	8.0	$ 24.34	94,856	$ 23.38
$ 26.6141 - $ 30.4160	286,636	8.0	$ 28.48	59,894	$ 28.34
$ 30.4161 - $ 34.2180	19,400	9.0	$ 31.93	2,404	$ 30.68
$ 34.2180 - $ 38.0200	25,550	9.9	$ 38.02	0	$ 00.00
	1,503,925	6.7	$ 21.71	689,391	$ 17.93

A summary of the status of the Company's option plans, including options issued to members of the Board of Directors, is as follows for the years ended December 31:

	2003		2002		2001	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Average Price
Outstanding at beginning of period	**2,033,250**	**$ 18.11**	1,980,690	$ 16.09	1,763,655	$ 13.22
Granted	**169,750**	**28.73**	297,700	28.66	475,075	23.67
Exercised	**(652,584)**	**12.21**	(179,374)	12.99	(205,144)	8.77
Canceled	**(46,491)**	**23.71**	(65,766)	18.84	(52,896)	16.75
Outstanding at end of period	**1,503,925**	**$ 21.71**	2,033,250	$ 18.11	1,980,690	$ 16.09
Exercisable	**689,391**	**$ 17.93**	1,051,404	$ 13.45	976,539	$ 11.83

The Company realizes a tax deduction upon the exercise of non-qualified stock options and disqualifying dispositions of incentive stock options due to the recognition of compensation expense in the calculation of its taxable income. The amount of the compensation recognized for tax purposes is based on the difference between the market value of the common stock and the option price at the date the options are exercised. These tax benefits are credited to additional paid-in capital.

Treasury Stock

In 1999, the Company's Board of Directors approved a stock repurchase plan authorizing the Company to repurchase up to 1,250,000 shares of its common stock in the open market or through privately negotiated transactions. As of December 31, 2002, the Company had repurchased 516,890 shares at a cost of $7.6 million, which were retired by approval of the Company's Board of Directors in 2003.

10 | EARNINGS PER SHARE

The following tables present information necessary to calculate earnings per share for the years ended 2003, 2002 and 2001:

	Year Ended December 31, 2003		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic earnings per share			
Income available to common stockholders	$ 20,014,000	12,737,000	$ 1.57
Effect of dilutive stock options	—	636,000	
Diluted earnings per share	$ 20,014,000	13,373,000	$ 1.50

	Year Ended December 31, 2002		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic earnings per share			
Income available to common stockholders	$ 15,319,000	12,383,000	$ 1.24
Effect of dilutive stock options	—	642,000	
Diluted earnings per share	$ 15,319,000	13,025,000	$ 1.18

	Year Ended December 31, 2001		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic earnings per share			
Income available to common stockholders	$ 11,527,000	12,189,000	$ 0.95
Effect of dilutive stock options	—	609,000	
Diluted earnings per share	$ 11,527,000	12,798,000	$ 0.90

The above earnings per share on a diluted basis has been prepared in accordance with SFAS No. 128. The weighted average number of stock options excluded from the above calculation of earnings per share was approximately 78,000 in 2003, 154,000 in 2002, and 20,000 in 2001, as they were anti-dilutive.

11 | COMMITMENTS AND CONTINGENCIES

Leases

The Company leases various office equipment, early care and education center facilities and office space under non-cancelable operating leases. Many of the leases contain renewal options for various periods. Certain leases contain provisions, which include additional payments based upon revenue performance, enrollment, or the level of the Consumer Price Index at a future date. Rent expense was approximately $16.8 million, $13.6 million and $12.3 million in the years 2003, 2002, and 2001, respectively. Future minimum payments under non-cancelable operating leases are as follows:

Year Ending	
2004	$ 16,974,000
2005	16,154,000
2006	15,082,000
2007	13,233,000
2008	11,746,000
Thereafter	53,408,000
	$ 126,597,000

Future minimum lease payments include approximately $932,000 of lease commitments, which are guaranteed by third parties pursuant to operating agreements for early care and education centers.

Letter of Credit

The Company has two letters of credit guaranteeing certain rent and insurance obligations. The aggregate amounts of these arrangements total $321,000. No amounts have been drawn against these letters of credit by either party.

Employment and Non-Compete Agreements

The Company has severance agreements with two executives that provide for one year's annual salary upon the termination of employment without cause or resignation for good reason as set forth in the agreement, and up to 24 months of compensation upon the termination of employment following a change in control of the Company. The Company also has severance agreements with three additional executives that provide for up to 24 months of compensation upon the termination of employment following a change in control of the Company. The maximum amount payable under these agreements in 2003 was approximately $2.6 million.

The severance agreements prohibit the above-mentioned employees from competing with the Company or divulging confidential information for one to two years after their separation from the Company.

Other

The Company is a defendant in certain legal matters in the ordinary course of business. Management believes the resolution of such legal matters will not have a material effect on the Company's financial condition or results of operations.

The Company self-insures a portion of its workers compensation and medical insurance plans. While management believes that the amounts accrued for these obligations is sufficient, any significant increase in the number of claims and costs associated with claims made under these plans could have a material adverse effect on the Company's financial position or results of operations.

The Company's early care and education centers are subject to numerous federal, state and local regulations and licensing requirements. Failure of a center to comply with applicable regulations can subject it to governmental sanctions, which could require expenditures by the Company to bring its early care and education centers into compliance.

12 | EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) Retirement Savings Plan (the "Plan") for all employees with more than 1,000 hours of credited service annually and who have been with the Company one or more years. The Plan is funded by elective employee contributions of up to 15% of their compensation. Under the Plan the Company matches 25% of employee contributions for each participant up to 8% of the employee's compensation. Expense under the Plan, consisting of Company contributions and Plan administrative expenses paid by the Company, totaled $1,559,000, $1,382,000, and $1,117,000 in 2003, 2002 and 2001, respectively.

13 | RELATED PARTY TRANSACTIONS

The Company has an agreement with S.C. Johnson & Son, Inc. to operate and manage an early care and education center. S.C. Johnson & Son, Inc. is affiliated through common majority ownership with JohnsonDiversey, Inc., the employer of a member of the Company's Board of Directors. In return for its services under these agreements, the Company received management fees and operating subsidies of $424,000, $409,000, and $301,000, respectively, for 2003, 2002 and 2001.

The Company has an agreement with Microsoft Corporation to operate and manage an early care and education center in which the Company received fees of $470,000 in 2003. In addition, the Company has a note payable to Microsoft Corporation, which at December 31, 2003, had a balance of $2.3 million. The Company makes monthly installment payments of $53,769. The note bears an interest rate of 5.75% and the final payment is due in January 2008. The note is secured by the Company's leasehold interest in the early care and education center.

14 | STATEMENT OF CASH FLOW SUPPLEMENTAL INFORMATION

The following table presents supplemental disclosure of cash flow information for years ended December 31:

	2003	2002	2001
Supplemental cash flow information:			
Cash payments of interest	$ 127,000	$ 99,000	$ 240,000
Cash payments of income taxes	11,816,000	12,321,000	9,968,000
Non-cash operating activities:			
Compensation expense recognized in connection with the issuance of options	47,000	18,000	17,000
Non-cash investing and financing activities:			
Issuance of options in connection with an acquisition	—	—	12,000
Purchase of fixed assets under financing arrangement	—	102,000	—

In conjunction with the purchase of child care management companies, as discussed in Note 2, the fair value of assets acquired are as follows:

	2003	2002	2001
Cash paid, net of cash acquired	$ 16,528,000	$ 14,623,000	$ 1,162,000
Issuance of notes payable	—	—	550,000
Liabilities assumed	4,222,000	4,114,000	682,000
Fair value of assets acquired	$ 20,750,000	$ 18,737,000	$ 2,394,000

15 | QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial data in thousands except per share data for the years ended December 31, 2003, and 2002, are summarized as follows:

2003:	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$ 112,407	$ 117,047	$ 118,085	$ 125,217
Gross profit	17,108	18,016	17,907	19,316
Amortization	127	88	67	266
Operating income	7,756	8,703	8,718	9,406
Income before taxes	7,794	8,780	8,685	9,386
Net income	4,528	5,127	5,045	5,314
Basic earnings per share	$ 0.36	$ 0.41	$ 0.39	$ 0.41
Diluted earnings per share	$ 0.35	$ 0.39	$ 0.37	$ 0.39

2002:	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$ 94,476	$ 99,954	$ 105,385	$ 107,717
Gross profit	14,169	14,957	14,926	15,840
Amortization	109	74	102	92
Operating income	6,412	6,744	6,297	6,796
Income before taxes	6,435	6,756	6,298	6,784
Net income	3,718	3,959	3,749	3,893
Basic earnings per share	$ 0.30	$ 0.32	$ 0.30	$ 0.31
Diluted earnings per share	$ 0.29	$ 0.30	$ 0.29	$ 0.30

The Company's business is subject to seasonal and quarterly fluctuations. Demand for early care and education services has historically decreased during the summer months. During this season, families are often on vacation or have alternative early care and education arrangements. Demand for the Company's services generally increases in September upon the beginning of the new school year and remains relatively stable throughout the rest of the school year.

FORM 10-K/INVESTOR CONTACT

A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2003 (without exhibits) is available from the Company at no charge. These requests and other investor contacts should be directed to Elizabeth J. Boland, Chief Financial Officer, at the Company's principal office.

Principal Office	200 Talcott Avenue South Watertown, Massachusetts 02472 617.673.8000
Annual Stockholder's Meeting	The annual meeting of stockholders will be held on Thursday, May 27, 2004, at 8:30 a.m. at the Watertown office.
Registrar and Transfer Agent	Wells Fargo Bank, N.A. Shareowner Services 161 North Concord Exchange South St. Paul, Minnesota 55075-1139 800.468.9716
Common Stock and Dividend Information	The common stock of Bright Horizons Family Solutions is traded on The Nasdaq Stock Market (National Market) under the symbol BFAM. As of March 4, 2004, there were 146 stockholders of record, which does not include those stockholders who hold shares in street name accounts. The Company has never declared or paid any cash dividends on its Common Stock. It is the current policy of the Board of Directors to retain all earnings to support operations and to finance expansion of the Company's business. See 2003 Selected Financial and Operating Data on page one of the financial section of the Annual Report for information regarding the trading price of the Company's common stock.

Executive Officers and Directors

Roger H. Brown
Executive Chairman

Linda A. Mason
Chairman

David H. Lissy
Chief Executive Officer and Director

Mary Ann Tocio
President, Chief Operating Officer and Director

Elizabeth J. Boland
Chief Financial Officer and Treasurer

Stephen I. Dreier
Chief Administrative Officer and Secretary

Joshua Bekenstein, Director
Managing Director
Bain Capital, LLC
private investments

JoAnne Brandes, Director
Executive Vice President,
Chief Administrative Officer, General Counsel
JohnsonDiversey, Inc.
manufacturing

E. Townes Duncan, Director
President
Solidus Company
private investments

Fred K. Foulkes, Director
Professor
Boston University School of Management
human resources management

Sara Lawrence-Lightfoot, Director
Professor of Education
Harvard University
educator

Ian M. Rolland, Director
Retired Chairman
Lincoln National Corporation
insurance

Partial Client List

Abbott Laboratories
Alston & Bird
Amgen
Bank of America
Bayer
BE&K
Blue Cross and Blue Shield of Alabama
Blue Cross and Blue Shield of Massachusetts
Boeing
Booz Allen Hamilton
Bristol-Myers Squibb
Campbell Soup Company
Carnival Cruise Lines
Chick-fil-A
Cisco Systems
Citigroup
Defense Logistics Agency
Duke University
DuPont
Eli Lilly and Company
EMC Corporation
The European Commission
The George Washington University
Georgia-Pacific Corporation
GlaxoSmithKline
IBM
Intel
International Monetary Fund
Iowa State University
J Sainsbury plc
JFK Medical Center
Johnson & Johnson
JPMorgan Chase
Marriott International
Massachusetts Institute of Technology
Mattel
Memorial Sloan-Kettering Cancer Center
Merck & Co.
Merrill Lynch
Northwestern Memorial Hospital
Pfizer
The PGA TOUR
PNC Bank
Prudential Financial
Reebok
SAS Institute
SC Johnson
Sears, Roebuck and Co.
Sony Pictures Entertainment
Staples
Starbucks
Timberland
Time Warner
Toyota Motor Manufacturing
UAW and Ford Motor Company
USAA
Vivendi Universal
Wachovia
Warner Bros.
Western Pennsylvania School for Blind Children

employs 15,000 people...Bright Horizons...cares for more than 60,000 children annually...operates m

an 500 early care and education centers...uses more than 7,500 gallons of paint each year...Foundation

dren has 71 Bright Spaces in operation or under development...named five times to *Fortune* magazin

mpanies to Work For in America" list...children read more than 3 million books annually...Bright

ieved a 99% client retention rate...operates 6 schools...operates 75 back-up programs...Bright Horizons

centers are collectively in operation more than 1.5 million hours each year...operates in 37 U.S. states,

strict of Columbia, the United Kingdom, Ireland, and Canada...Bright Horizons...achieved a 98.8% pa

named five times to *Fortune* magazine's "100 Best Companies to Work For in America" list...operat

ht Horizons...inspires countless giggles and smiles every day...employs 15,000 people...Bright Horizon

more than 60,000 children annually...operates more than 500 early care and education centers... ca

more than 7,500 gallons of paint each year...Foundation for Children has 71 Bright Spaces in operati

has 50 clients on *Working Mother* magazine's list of the "100 Best Companies for Working Mothers"...

dren read more than 3 million books annually...achieved a 99% client retention rate...operates

operates 75 back-up programs...Bright Horizons...centers are collectively in operation more tha

million hours each year...operates in 37 U.S. states, the District of Columbia, the United Kingdor

anada...Bright Horizons...achieved a 98.8% parent satisfaction rate...has 50 clients on *Worki*

magazine's list of the "100 Best Companies for Working Mothers"...Bright Horizons...inspires co

s and smiles every day...employs 15,000 people...operates more than 500 early care and education ce

Foundation for Children has 71 Bright Spaces in operation or under development...named five times

read more than 3 million books annually...achieved a 99% client retention rate...Bright Horizo

than 1.5 million hours each year...operates 75 back-up programs...Bright Horizons...achieved

tisfaction rate...employs 15,000 people...cares for more than 60,000 children annually...operates more t

early care and education...Bright Horizons...inspires countless giggles and smiles every day...uses n

7,500 gallons of paint each year...Foundation for Children has 71 Bright Spaces in operation or unde

named five times to *Fortune* magazine's "100 Best Companies for Working Mothers"... operates 6 scho



the story continues...



Many thanks to all the Bright
Horizons children and famili
[illegible]

Design: Cole Design Inc.
Photography: © Tommy
[illegible]
[illegible]
© Bob Schatz 2004,
© Frank Siteman 2004.